EXHIBIT 99.1

News Release

Rosetta Genomics and Super Religare Laboratories Limited (SRL) Announce Exclusive Distribution Agreement for Rosetta’s MicroRNA-based Assays in India, Saudi Arabia, Qatar, and the United Arab Emirates (UAE)

•	SRL is India’s the largest pathology laboratory network in India, servicing nearly seven million customers, 4,000 hospitals/pathology labs and over 50,000 physicians
•	By leveraging unique biomarkers called microRNAs, Rosetta’s miRview™ tests can offer patients and physicians new insights on cancer

Philadelphia, Pennsylvania; New Delhi, India (August 19, 2009) – Rosetta Genomics, Ltd. (NASDQ: ROSG), a leading developer of microRNA-based molecular diagnostics, and Super Religare Laboratories Limited (SRL), India’s largest diagnostics network, announced today that they have signed an exclusive distribution agreement for Rosetta Genomics’ three currently-available diagnostic tests. Under the terms of the agreement, SRL will market Rosetta Genomics’ miRview™ tests in India, Saudi Arabia, Qatar, and the UAE. Samples will be sent from SRL’s territories to Rosetta Genomics’ Philadelphia-based CLIA-certified laboratory for analysis. The terms of the deal were not disclosed.

“Partnering with SRL, India’s largest diagnostics network, is a significant step in our global outreach strategy,” noted Ronen Tamir, Chief Commercialization Officer at Rosetta Genomics. “In addition to benefiting from their strong market penetration in India, SRL will allow us to expand our reach to other regions such as the UAE. Our unique technology, mainly the use of microRNAs as biomarkers, and their stability in Formalin Fixed Paraffin Embedded (FFPE) blocks, will enable us to easily receive samples from around the world, without the need for temperature controlled shipments. We are very excited to have SRL join our growing distribution network, and are looking forward to bringing our miRview tests to their regions.”

“Almost within a decade of their discovery, microRNAs are gaining immense importance in the field of diagnostics and targeted therapy.  The novel concept of microRNA based molecular signatures for identifying or characterization cancer types is rapidly getting accepted in clinical practice. In view of these developments globally, SRL has established a strategic collaboration with Rosetta Genomics for offering world's first microRNA based diagnostic tests for benefit of patients in India and across the different territories.   SRL’s Molecular Diagnostics Services offer a most comprehensive range of Molecular Assays for Infectious Diseases, Genetic Disorders and Cancers.  Inclusion of the three innovative and advanced microRNA based tests in SRL’s Molecular Diagnostics test menu is a positive step forward mainly for solid tumors, which usually pose diagnostic dilemmas for our Pathologists/Oncologists. We are hopeful that this partnership will help us to rapidly transition the novel discoveries for effectively improving the patient care,” said Dr Sanjeev Chaudhry, CEO, Super Religare Laboratories.

The two companies have also discussed the possibility to expand their relationship into research and development projects.

The following tests will be distributed by SRL:

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miRview™ mets – This test can accurately identify the primary tumor site in patients presenting with metastatic cancer, as well in patients whose tumor has not been identified, and consequently been labeled Cancer of Unknown Primary (CUP). As metastases need to be treated according to their primary origin, accurate identification of the metastases’ primary origin can be critical for determining appropriate treatment. Current diagnostic methods to identify the origin of a metastasis include a wide range of costly, time consuming, and at times inefficient tests. miRview™ mets offers physicians a fast, accurate, and easy to interpret diagnosis of the predicted primary origin.

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miRview™ squamous – Using a single microRNA, miRview™ squamous differentiates squamous from non-squamous, non-small cell lung cancer (NSCLC) patients. When administered targeted therapy, whether currently available or under development, patients with squamous cell carcinoma of the lung have demonstrated varying response patterns ranging from a high incidence of severe or fatal internal bleeding in the lungs to overall poor response to treatment. Current methods for differentiating squamous from non-squamous non-small cell lung cancer are not standardized, are difficult to reproduce, and have low accuracy. miRview squamous produces a single score which indicates whether a sample is squamous or non squamous NSCLC.

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miRview™ meso - This test leverages microRNA’s high specificity as biomarkers to differentiate mesothelioma, a cancer connected to asbestos exposure, from other carcinomas in the lung. As mesothelioma patients have specific needs, accurately diagnosing mesothelioma is critical. Currently, there is no single diagnostic test that is entirely conclusive for this differentiation. In addition, pathological diagnosis may suffer from significant inter-observer variability, and in the absence of a single specific and reliable marker, mesothelioma can be difficult to identify from other cancers. miRview™ meso is a highly accurate test which may also assist physicians to rule out mesothelioma in patients diagnosed with adenocarcinoma in the lung who have been exposed to mesothelioma-related substances, primarily asbestos particles and heavy metals.

About microRNAs
MicroRNAs (miRNAs) are recently discovered, naturally occurring, small RNAs that act as master regulators and have the potential to form the basis for a new class of diagnostics and therapeutics. Since many diseases are caused by the abnormal activity of proteins, the ability to selectively regulate protein activity through microRNAs could provide the means to treat a wide range of human diseases. In addition, microRNAs have been shown to have different expression in various pathological conditions. As a result, these differences may provide for a novel diagnostic strategy for many diseases.

About Super Religare Laboratories Limited (SRL)

Super Religare Laboratories - India's Largest Diagnostics Network that is trusted by millions. With its far-reaching network of over 40 Laboratories including 15 wellness centres housing facilities like Imaging, Radiology and allied diagnostics. They are further linked to over 1000 collection centres spread across 450 towns and cities, extending from Leh to Kanyakumari and Bhuj to Imphal, there is hardly a place where SRL doesn't touch the lives of people. Since its inception in 1996, its operations have scaled up to a level whereby over seven million people every year repose their trust in the diagnostic facilities of SRL. The cutting-edge facilities at 40 satellite laboratories and three Reference Labs are manned round-the -clock by a dedicated team of over 900 Doctors, Scientists and Scientific Staff. They offer the widest test menu comprising around 4000 tests conducted over 95 technologies, covering most diseases known to mankind. Two years ago, SRL started a dedicated Wellness initiative to have a play in the field of Preventive and Predictive diagnostics to help customers improve their quality of life and today it successfully manages on-site Corporate Wellness Implants.

SRL was the first to establish the Gold standards of diagnostic testing in the country. This is why it has earned the unique distinction of achieving, first time in India, accreditations from both, The College of Pathologists (CAP), USA and NABL, Government of India. No wonder, over 50,000 doctors and over 4000 hospitals and pathlabs rely on SRL, every time a test is to be conducted. Add to it, SRL is the first to set up a dedicated R&D to expand its test menu as per the increasing requirements of the medical fraternity. Today, it is a matter of pride only that even High-end Hospitals from UK and Middle East are sending their test requirements to SRL.

SRL is dedicated to continue setting newer benchmarks in providing world-class diagnostic solutions, and in assisting doctors and patients to optimize health care in India and abroad.

About Rosetta Genomics
Rosetta Genomics (Nasdaq: ROSG) is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong IP position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets, and miRview™ meso, are commercially available through its Philadelphia-based CLIA-certified lab. Rosetta Genomics is the 2008 winner of Wall Street Journal’s Technology Innovation Awards in the medical/biotech category.

SRL Company Contacts

Rosetta Genomics Company Contact:	Subhranshu Neogi
Ron Kamienchick	Director – Brand and Corporate Communications
(646)509-1893	M – 011 - 9910993925
investors@rosettagenomics.com	Email: subhranshu.neogi@religare.in

Investor Contacts:
Lippert/Heilshorn & Associates	Varun Soni
Kim Sutton Golodetz	Vice-President – Corporate Communications
(212) 838-3777	M – 011 - 9650148885
Email: soni.varun@religare.in
kgolodetz@lhai.com
or
Bruce Voss	Sagarika Mamik Gupta
(310) 691-7100	Sr. Manager – Corporate Communications
bvoss@lhai.com	M – 011 - 9910021712
Email: sagarika.mamikgupta@religare.in

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.